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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                                                 Commission File Number: 1-11442

                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [_] Form 10-Q
[_] Form N-SAR [_] Form N-CSR

     For Period Ended: December 31, 2002
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[_] Transition Report on Form 10-K           [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F           [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

     For the Transition Period Ended:
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Chart Industries, Inc.
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Former name if applicable

________________________________________________________________________________

Address of principal executive office (Street and number)

5885 Landerbrook Drive, Suite 150
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City, state and zip code  Cleveland, Ohio 44124
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                                    PART II
                            RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
              (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th
[X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

     The Company is in violation of covenants under agreements governing its senior debt and is engaged in ongoing negotiations with its senior lenders to restructure its senior debt and obtain waivers of the covenant violations. Because of the extended negotiations, the Company has been unable to finalize the description of the status of its debt and complete other significant portions of its financial statements and its Annual Report on Form 10-K for the year ended December 31, 2002 prior to the due date for the Form 10-K.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

        Michael F. Biehl            (440)                    753-1490
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            (Name)                (Area code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's fiscal year 2002 results of operations generally were somewhat weaker than its fiscal year 2001 results of operations. In addition, considerable charges, discussed below, contributed to a substantially more significant loss for 2002 than 2001. Sales for 2002 decreased to $296.3 million from $328.0 million for 2001. The net loss for 2002 was $130.8 million, or $5.22 per diluted share, compared with a net loss of $5.2 million, or $0.21 per diluted share, for 2001.

     In 2002, the Company recorded a $92.4 million non-cash goodwill impairment charge and a $32.6 million non-cash income tax valuation allowance charge, $13.9 million of employee separation and plant closure costs and a $1.4 million gain related to the sale of a product line. The net effect of these items was an increase in 2002 net loss of $132.5 million, or $5.28 per diluted share. These items compare with $2.4 million of employee separation and plant closure costs and a $0.5 million gain related to the sale of a product line recorded in 2001. The net effect of these items was an increase in net loss of $1.1 million, or $0.05 per diluted share, in 2001.

                             Chart Industries, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 1, 2003          By    /s/  Michael F. Biehl
     ----------------------        ---------------------------------------------
                                   Michael F. Biehl
                                   Chief Financial Officer and Treasurer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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